FEE WAIVER AGREEMENT

Diamond Hill Funds

325 John H. McConnell Blvd., Suite 200

Columbus, OH 43215

April 6, 2017

Diamond Hill Capital Management, Inc.

325 John H. McConnell Blvd., Suite 200

Columbus, OH 43215

Re:    Diamond Hill Funds

Dear Sirs:

This will confirm the agreement between Diamond Hill Funds (the “Trust”) and Diamond Hill Capital Management, Inc. (“DHCM”), as follows:

1. The Trust is an open-end investment company which has multiple separate investment portfolios (individually a “Fund” and collectively the “Funds”). This Agreement shall pertain to the Funds, each a series of the Trust.

2. The Trust, for and on behalf of each Fund and in accordance with each Fund’s investment objectives and restrictions, as specified in each Fund’s prospectus, may invest a portion of its assets in certain other series of the Trust (“Underlying Funds”).

3. Pursuant to the Amended and Restated Investment Management Agreement originally dated November 17, 2011, as supplemented from time to time (“Investment Management Agreement”), between the Trust and DHCM, the Trust has retained DHCM to provide the Trust with investment advisory services. Pursuant to the Investment Management Agreement, each Fund pays to DHCM a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Management Agreement (“Advisory Fee”).

4. Pursuant to the Investment Management Agreement, each Underlying Fund pays to DHCM a separate advisory fee for investment advisory services provided by DHCM. The advisory fees paid by the Underlying Funds are collectively referred to herein as “Underlying Fund Fees.”

5. A Fund that invests a portion of its assets in an Underlying Fund indirectly pays its proportionate share of the Underlying Fund Fees charged by DHCM to the Underlying Funds in which the Fund invests.

6. In consideration of the Underlying Fund Fees indirectly paid by a Fund that invests a portion of its assets in an Underlying Fund, each day DHCM agrees to waive irrevocably all or any portion of the Advisory Fee that would otherwise be paid by the Fund to DHCM in an amount equal to the amount of the Underlying Fund Fees, if any, indirectly paid by the Fund at the Underlying Fund level. In no event will DHCM be required to waive fees or reimburse the Fund for any amount in excess of accrued aggregate Advisory Fees attributable to any day.

7. This Agreement is effective from the date a Fund invests (or has invested) a portion of its assets in an Underlying Fund and shall remain in effect throughout the duration of a Fund’s investment in an Underlying Fund. This Agreement shall terminate only upon 1) approval of the Fund’s Board of Trustees, or 2) termination of the Investment Management Agreement with respect to a Fund.

8. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or a Fund.

9. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee or Underlying Fund Fees, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

10. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to a Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to a Fund, as provided in the Trust’s Second and Amended Agreement and Declaration of Trust, dated August 21, 2012, and as amended from time to time.

12. This Agreement constitutes the entire agreement between the Trust on behalf of each Fund and DHCM with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and DHCM.

If the foregoing correctly sets forth the agreement between the Trust and DHCM, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

Diamond Hill Funds

By:	/s/ Gary Young
Name:	Gary Young
Title:	President

ACCEPTED AND AGREED:

Diamond Hill Capital Management, Inc.

By:	/s/ Thomas Line
Name:	Thomas Line
Title:	Chief Financial Officer